UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS


                              ULTRONICS CORPORATION


          Nevada                         33-55254-38             87-0485313
(State or other jurisdiction of
   incorporation)                  (Commission file number)    (IRS employer
                                                             identification no.)

                         3191 Temple Avenue, Suite 250,
                                   Pomona, CA
                    (Address of principal executive offices)

                                 (909) 444-9500
                           (Issuer's Telephone Number)

                 Approximate Date of Mailing: February 18, 2005







THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

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


                                  INTRODUCTION

         This Information Statement is being furnished to stockholders of record as of February 17, 2005 of the outstanding shares of common stock, par value $0.001(the "Common Stock") of Ultronics, Inc., a Nevada corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder, in connection with the issuance of certain shares of Common Stock pursuant to an Agreement and Plan of Merger (the "Agreement") dated as of December 23, 2004, by and among the Company, the Company's wholly owned subsidiary, Ultronics Acquisition Corp ("UAC") and General Environmental Management, Inc. ("GEM".)

         No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders.) Accordingly, a change in a majority of the Company's directors will not occur until at least 10 days following the mailing of this Information Statement. Reed Jensen, the current sole director of the company has submitted his resignation, which resignation will become effective 10 days subsequent to the date of this Information Statement (February 28, 2005.)


                           CHANGE OF CONTROL TRANSACTION

         On December 23, 2004, the Company, GEM and UAC, a wholly owned subsidiary of the Company, entered into the Agreement whereby UAC would be merged into GEM ("Merger") with GEM to be the surviving corporation. The separate existence of UAC would cease upon the completion of the Merger. Completion of the Merger was subject to a number of contingencies. On January 14, 2005, the stockholders of GEM approved the Merger and on February 14, 2005, (the "Effective Date") the Merger was completed.

         Upon closing of the Merger, each share of GEM common stock that was issued and outstanding immediately prior to the closing was converted into one
(1) share of Common Stock. All securities of GEM issued and outstanding on the Effective Date, convertible into or exercisable for shares of GEM common stock, including stock options, convertible debt and stock purchase warrants issued by GEM, became convertible into or exercisable into one (1) share of the Common Stock on a one for one basis. On the Effective Date, GEM had outstanding; 18,914,408 shares of common stock, stock options and stock purchase warrants to purchase 6,551,383 shares of GEM common stock, and outstanding indebtedness in the amount of $982,555 in the form of a bridge loan and convertible notes (together, the "Convertible Loans"), which Convertible Loans are convertible into 982,555 shares of GEM common stock. Accordingly, the Company has issued 18,914,408 shares of Common Stock to the stockholders of GEM and has reserved 8,495,938 shares of Common Stock for issuance upon the exercise of stock options, the exercise of stock purchase warrants and the conversion of the Convertible Loans.

         Immediately prior to the completion of the Merger, the Company had 25,000,000 shares of Common Stock authorized, of which 6,000,000 shares of Common Stock were issued and outstanding. With the issuance of 18,914,408 shares of Common Stock to the stockholders of GEM, the Company has 24,914,408 shares of Common Stock issued and outstanding. In accordance with the terms of the Merger Agreement, all outstanding warrants and options of GEM would be assumed by the Company. GEM had outstanding options and warrants to purchase 6,551,383 shares

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


of Common Stock and had reserved 982,555 shares of Common Stock for the conversion of convertible notes. Therefore, there are currently an insufficient number of shares of Common Stock authorized to provide for the exercise of options and warrants and for the conversion of the convertible notes. The Board of Directors of the Company has authorized an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 25,000,000 to 200,000,000 in order to provide sufficient shares of Common Stock for the issuance of shares upon the exercise of warrants and options and the conversion of the convertible notes and for general corporate purposes. A Preliminary Proxy Statement will be filed with the Securities and Exchange Commission, which Proxy will be circulated to the Company's stockholders seeking shareholder approval of the amendment to the Articles of Incorporation authorizing the increase in the number of shares of authorized Common Stock. The Company believes that a majority of the stockholders will vote in favor of the amendment to the Articles of Incorporation. Upon approval, the Company will reserve the appropriate amount of Common Stock for the issuance of the shares upon the exercise of options and warrants and the conversion of the convertible notes.

         Under the terms of the Agreement, the Company will appoint certain of GEM's management to serve as the Company's officers and the Company's current officers will resign. In addition, subject to the completion of 10-day period required in connection with this Information Statement, the Company's current member of the Board of Directors, Reed Jensen, will resign and certain members of the GEM board of directors will be appointed to the Company's board of directors.

         A copy of the Agreement has been filed as an exhibit the Form 8-K filed by the Company on December 23, 2004.

                                VOTING SECURITIES

     The Common Stock is the only class of equity securities that is currently issued and outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of Common Stock entitles the holder thereof to one vote. Immediately prior to the Merger, the Company had 6,000,000 shares of Common Stock issued and outstanding.

                               COMPANY'S BUSINESS

     Prior to the closing of the Merger, the Company was a public "shell" company with nominal assets, whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which the Company would acquire a target company with an operating business, with the intent of continuing the acquired company's business as a publicly held entity.

                                 GEM's BUSINESS

         GEM operates an integrated environmental firm with a General Engineering - Hazardous Substance Removal Contractor's License providing several important and critical needs within the environmental industry including:

o    Field Services
     o    managing and transporting waste;
     o providing emergency response for homeland security and other emergency incidents; and
     o    managing remediation projects.


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


o    Enterprise Software
     o providing environmental compliance and employee health and safety training through its proprietary application software programs.

o Part B Treatment Storage Disposal Facility
     o    providing a fully permitted Part B TSDF in Rancho Cordova, CA

     GEM's mission is to offer the marketplace a new approach to environmental and hazardous waste management, reuse and recycling. GEM's strategic plan is to satisfy the needs of the environmental remediation industry by offering specifically targeted integrated solutions to three market segments: Fortune 1000 clients, small and mid-sized businesses, and other service providers. No major player in this industry has provided the full suite of environmental services, which has created an opportunity for GEM to offer a fully array of integrated solutions.

     GEM intends to increase revenue through acquisitions and internal development, increased sales, waste treatment business, environmental health and safety compliance services, and consolidating overhead operations of its field service business.


                        DIRECTOR AND OFFICER COMPENSATION

     The following table sets forth the compensation awarded by the Company for the fiscal year ended December 31, 2004 to the Company's named executive officer.

                                  Annual Compensation           Long-term Compensation
                                                     Other      Restricted
    Name and                                        Annual         Stock     Options    LTIP        All other
Principal Position   Year  Salary    Bonus ($)   Compensation     Awards      /SARs    Payout     Compensation
------------------  -----  ------   -----------  -------------  ---------  ---------  ---------  -------------
W.  Reed Jensen      2004  $    0   $         0  $           0  $       0  $       0  $       0  $           0
President            2003       0             0              0          0          0          0              0
                     2002       0             0              0          0          0          0              0


                  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
                                BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of February 13, 2005 (immediately prior to the closing of the Merger), for: (i) each person who is known by the Company to beneficially own more than five percent of the Company's common stock, (ii) each of its directors, (iii) each of each Named Executive Officers, and (iv) all directors and executive officers as a group. For purposes hereof, the term "Named Executive Officer" means the Company's Chief Executive Officer and all other executive officers with annual compensation in excess of $100,000 (determined for the fiscal year ended December 31, 2004). On February 13, 2005, the Company had 6,000,000 shares of common stock outstanding.


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


       Name and Address                  Shares Beneficially         Percentage of
    of Beneficial Owner(1)                   Owned (2)                 Total (2)           Position
--------------------------------------------------------------------------------------------------------------
Reed Jensen (all officers
and directors as a group - 1 person)         2,500,000              41.67%                 Chief Executive Officer,
                                                                                            Chairman and Director
Stacy J. Hansen                              1,000,000              16.67%                 Shareholder
Kellee J. Chase                                500,000               8.33%                 Shareholder
Scott R. Jensen                                500,000               8.33%                 Shareholder
Brent T. Jensen                                500,000               8.33%                 Shareholder


         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of February 14, 2005 (immediately following the closing of the Merger), for: (i) each person who is known by the Company to beneficially own more than five percent of the Company's common stock, (ii) each of its directors, (iii) each of each Named Executive Officers, and (iv) all directors and executive officers as a group. For purposes hereof, the term "Named Executive Officer" means the Company's Chief Executive Officer and all other executive officers with annual compensation in excess of $100,000 (determined for the fiscal year ended December 31, 2004). On February 14, 2005, the Company had 24,914,408 shares of common stock outstanding.


       Name and Address                Shares Beneficially        Percentage
    of Beneficial Owner(1)                  Owned (2)               of Total       Position
---------------------------------------------------------------------------------------------
Timothy J. Koziol                              377,996            1.5%             Chief Executive Officer, Chairman and Director
Cabell Cobbs                                    20,000            0.1%             Chief Financial Officer
Clyde E. Rhodes, Jr.                           228,996            0.9%             Chief Compliance Officer,
                                                                                    VP of Technical Services, Secretary
Reed Jensen                                  2,500,000           10.0%             Director(4)
General Pacific Partners, LLC(3)             2,069,696            8.3%             Shareholder


     (1) Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.
     (2) Beneficial ownership is determined in accordance with SEC rules and generally includes holding voting and investment power with respect to the securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person, but are not deemed outstanding for computing the percentage for any other person. In addition, these columns do not include options to purchase 160,000 shares of common stock that are granted to senior management of GEM that are not exercisable within 60 days.
     (3) Kevin P. O'Connell is the managing member and a majority holder of the membership interests of General Pacific Partners, LLC a California limited liability company.
     (4) Reed Jensen has submitted his resignation as a Director of the Company pending the expiration of the ten day period following the date shareholders are given notice under this Information Statement.


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



                        DIRECTORS AND EXECUTIVE OFFICERS

         In connection with the Merger, and upon the effectiveness of this Information Statement, Mr. Reed Jensen shall resign as Director and President of the Company. The following table sets forth certain information concerning each person that was appointed as a director or executive officer of the Company in connection with the Merger and thereafter. The appointment of the director will become effective upon the expiration of the Period.


Name                    Age     Position
Timothy J. Koziol       51      Chief Executive Officer, Chairman and Director
Cabell Cobbs            47      Chief Financial Officer
Clyde E. Rhodes, Jr.    41      Chief Compliance Officer,
                                 VP of Technical Services, Secretary

     Timothy J. Koziol. Mr. Koziol joined GEM in January 2002 and now serves as the Chief Executive Officer of the Company. Mr. Koziol implemented accounting controls and systems to monitor the day-to-day financial position of GEM, changed operational policies to improve efficiencies, and implemented new sales and marketing programs to increase revenue. Prior to joining GEM, Mr. Koziol was a principal of Fortress Funding, Inc., an asset based lending company, where he was responsible for business development and underwriting. Mr. Koziol was also a principal in Global Vantage, Ltd., an investment banking firm located in Newport Beach. Prior to his work in the financial services industry, Mr. Koziol managed a marketing consulting firm for national and regional clients. He has a Bachelor of Arts from Wheaton College in Speech Communications and a Masters of Arts (Magma Cum Laude) from the Wheaton Graduate School in Mass Communications.

     Cabell Cobbs. Mr. Cobbs is the CFO of the Company, joining the GEM team in September of 2004. Previously, Mr. Cobbs was the CFO for both Kimco Staffing Services, Inc. and KimstaffHR, Inc. Kimco is a provider of temporary and contract labor for Technical, Financial, Clerical and Light Industrial flexible staffing solutions. KimstaffHR is a professional employer organization (PEO) that provides a full human resource/payroll/employee benefits outsource solution. The combined companies have revenues in excess of $140 million and approximately 5,000 employees. Prior to joining Kimco, Mr. Cobbs was the CFO of Independence One Bank of California, a $1 billion savings and loan with commercial banking services. Mr. Cobbs handled the sale of the bank on behalf of its owner, Michigan National Bank. Mr. Cobbs was also on the corporate staff of Santa Fe International Corporation, an International Oil and Gas company. Mr. Cobbs began his career with Deloitte and Touche after graduating from the Indiana University School of Business in Bloomington, Indiana and passing the C.P.A exam. Mr. Cobbs has a Masters Degree from the University of California at Irvine Graduate School of Management.

     Clyde E. Rhodes, Jr. Mr. Rhodes serves as Chief Compliance Officer, VP of Technical Services, Secretary and a Director of the Company. Mr. Rhodes joined GEM's predecessor, HazPak Environmental Services, Inc. ("HES"), in 2000. Before joining HES, he was the Hazardous Waste Program Manager for the Metropolitan Water District of Southern California for more than nine years. Mr. Rhodes has been in the environmental industry for a total of more than 15 years developing environmental management programs, performing environmental audits and assisting public and private entities in meeting the myriad of state and federal environment control laws and regulations. Mr. Rhodes is a founding member of the Joint Utilities Vendor Audit Consortium established by west coast utilities (Edison, LA Department of Water and Power, Southern California Gas, PG&E, Salt River Project, and the Arizona Public Service Utility) to audit hazardous waste facilities throughout the country. Mr. Rhodes possesses a Bachelor of Science


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Degree in Chemical  Engineering from Louisiana Tech  University.  Mr. Rhodes has
the  certificate  of   Engineer-In-Training   and  received  registration  as  a
Registered Environmental Assessor in the State of California in 1994.

         Our executive officers are elected by the board of directors on an annual basis and serve at the discretion of the board. There are no family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers. The Company's policy is to encourage, but not require, members of the board of directors to attend annual stockholder meetings. The Company did not have an annual stock meeting during the prior year.

         The board of directors does not have a standing, audit, nominating or compensation committee. The Company is in the process of implementing additional corporate governance procedures and anticipates forming such committees in the coming year. The board of directors, which includes each member of the board who is then serving, participates in the consideration of director nominees. The board of directors is in the process of formulating a policy with regard to the consideration of director candidates recommended by security holders and the minimum qualifications of such candidates. It anticipates having such a policy in place before the Company's 2005 annual stockholders meeting.

         The board of directors did not meet during the fiscal year ended December 31, 2004, but acted by written consents of the board.

                            COMPENSATION OF DIRECTORS

         The Company has made no arrangement with respect to the future compensation of directors. During the prior two fiscal years the Company did not pay its director any amounts for service on the board.

                          SECURITY HOLDER COMMUNICATION

Security holders who would like to send communications to the board of directors may do so by submitting such communications to them at boardofdirectors@go-gem.com. The board of director's current policy is to disseminate emails received at this email address to all members of the board of directors. In the event that the number of emails (including spam) received as such email address become unmanageable, then the board of directors may change its policy and/or procedure with respect to security holder communication. The board of directors suggests, but does not require, that such submissions include the name and contact information of the security holder making the submission

                                LEGAL PROCEEDINGS

         The Company has filed a complaint against its former legal counsel for Rescission of Contract, Declaratory Relief, Unjust Enrichment and Breach of Fiduciary Duty. Other than as described above, there are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's common stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         The members of the board of directors, the executive officers of the Company and persons who hold more than ten percent of the Company's common stock are subject to reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, which require them to file reports with respect to their

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


ownership of and transaction in the Company's securities, and furnish the Company copies of all such reports they file.


                              AVAILABLE INFORMATION

     Please read all the sections of the Information Statement carefully. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed by the Company with the SEC may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these materials may be obtained from the SEC's website at http://www.sec.gov.


                                   SIGNATURES

         In accordance with Section 13 of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned who is authorized to do so.

                                    ULTRONICS CORPORATION



                                    By:  /s/ Timothy J. Koziol
Date: February 18, 2005                        Timothy J. Koziol,
                                                Chief Executive Officer

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